FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.	**0001102913**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, July 14, 2005, Series 2005-R6	**333-121781**

Name of Person Filing the Document
(If Other than the Registrant)


05061882


RECEIVED
JUL 20 2005
PROCESSING SECTION
198


PROCESSED
JUL 21 2005
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 19, 2005

AMERIQUEST MORTGAGE SECURITIES INC.

By: 

Name: John P. Grazer

Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Disclaimer:

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Counterparty	
Underwriter	Credit Suisse First Boston
Issuer	Ameriquest Mortgage Securitie
Depositor	Ameriquest Mortgage Securitie
Seller	Ameriquest Mortgage Compan
Aggregator	
Rep Provider	Ameriquest Mortgage Compan
Master Servicer	Ameriquest Mortgage Compan
Trustee	Deutsche Bank
MI Provider	
Monoline	
Credit Manager	
Federal Tax Status	REMIC

Originators	Group (%)	Total (%)
Ameriquest Mortga	100	100

Servicers	Group (%)	Total (%)
Ameriquest Mortga	100	100

FICO	UPB	%
500 - 519	99,654,450.36	8.3
520 - 539	151,961,870.80	12.66
540 - 559	130,504,779.46	10.88
560 - 579	147,123,388.68	12.26
580 - 599	106,439,284.44	8.87
600 - 619	90,737,199.91	7.56
620 - 639	139,855,936.96	11.65
640 - 659	108,637,556.82	9.05
660 - 679	97,567,006.48	8.13
680 - 699	45,091,379.86	3.76
700 - 719	32,455,285.11	2.7
720 - 739	20,816,184.32	1.73
740 - 759	11,801,864.84	0.98
760 - 779	9,319,965.70	0.78
780 - 799	6,013,337.37	0.5
800 >=	2,021,273.15	0.17

Collateral Info	Group	TOTAL
Gross WAC	8.015	8.012
WA CLTV	77.65	78.37
CLTV >80%	46.62	47.83
CLTV >90%	1.4	2.25
CLTV >95%	0.16	1.19
LB <$50,000	0	0
LB $50k - $100k	14.56	12.97
LB $100k - $150k	22.71	19.8
WA FICO	600	600
<560 FICO	31.17	31.84
560 - 600 FICO	22.35	21.63
SF / TH / PUD	90	90.42
2-4 Family	5.57	5.59
Condo	3.23	2.97
Manufactured Housing (MH)	1.2	1.02
Other	0	0
Primary	98.59	98.54
Second	0.44	0.55
Investment	0.97	0.91
Full / Alt	75.91	76.1
Stated / Limited	24.09	23.9
NINA		
1st Lien	100	100
2nd Lien	0	0
State 1	FL(12.27%)	CA (14.49%)
%		
State 2	CA(11.11%)	FL(11.76%)
%		
State 3	NY(7.70%)	NY(7.93%)
%		
State 4	MA (6.28%)	MA(6.25%
%		
State 5	NJ(5.63%)	NJ (5.76%)
%		
ARM / HYB	80.75	80.00
Fixed	19.25	20.00
Purchase	0	1.95
Refi-RT	5.15	4.76
Refi-CO	94.85	93.29
Size	824,930,584.08	1,200,000,764.26
AVG Balance	154,829.31	169,133.30
Loan Count	5,328.00	7,095.00
Interest Only (IO)	11.91	13.33
Negative Amortization	0	0

GWAC	ARM UPB	ARM %	FIX UPB	FIX %
5.001 - 5.500	295,676.01	0.02	6,861,007.49	0.57
5.501 - 6.000	11,543,931.61	0.96	23,312,277.31	1.94
6.001 - 6.500	52,549,753.05	4.38	50,623,295.20	4.22
6.501 - 7.000	150,164,024.34	12.51	53,530,626.96	4.46
7.001 - 7.500	109,020,554.05	9.09	36,194,413.51	3.02
7.501 - 8.000	146,740,579.88	12.23	31,152,153.44	2.6
8.001 - 8.500	117,572,176.40	9.8	14,094,934.45	1.17
8.501 - 9.000	133,293,908.40	11.11	10,573,642.61	0.88
9.001 - 9.500	86,693,984.45	7.22	4,234,461.16	0.35
9.501 - 10.000	67,234,380.22	5.6	6,156,788.38	0.51
10.001 - 10.500	35,936,855.66	2.99	1,314,066.30	0.11
10.501 - 11.000	26,452,620.21	2.2	921,604.42	0.08
11.001 - 11.500	10,281,577.95	0.86	391,543.39	0.03
11.501 - 12.000	7,077,613.35	0.59	459,517.35	0.04
12.001 - 12.500	4,563,739.04	0.38	187,485.47	0.02
12.501 - 13.000	474,993.80	0.04	0	0
13.001 - 13.500	96,578.40	0.01	0	0

Ratings	
Moody's Rating	Aaa
S&P Rating	AAA
Fitch Rating	AAA
DBRS Rating	

Credit Enhancement	
Subordination (not including OC)	
Prefund OC (%)	
Initial Target OC (%)	
Stepdown OC (%)	
Stepdown Date	
Excess Interest (12m Avg. Fwd Libor)	

1. Fixed Full Documentation

Fixed Full Documentation	CLTV 0% - 60%	CLTV 60.1% - 70%	CLTV 70.1% - 80%	CLTV 80.1% - 90%	CLTV 90.1% - 95%	CLTV 95.1% - 100%
0 - 559	21.61	7.08	31.34	39.96	0	0
560 - 599	10.99	3.84	44.2	36.27	1.92	2.78
600 - 619	4.98	3.56	36.63	53.7	0	1.12
620 - 659	5.38	3.77	22.84	65.89	0.52	1.6
660 - 699	6.97	8.37	29.61	49.12	4.68	1.26
700 - 739	7.96	13.13	33.1	41.41	3.95	0.44
740 or grea	14.37	9.53	36.82	26.99	12.29	0
Total:	**7.96**	**7.88**	**30.52**	**48.55**	**4**	**1.08**

Minimum FICO: 539
Maximum FICO: 810
WA FICO: 678

2. Fixed Non Full Documentation

Fixed Non Full Documentation	CLTV 0% - 60%	CLTV 60.1% - 70%	CLTV 70.1% - 80%	CLTV 80.1% - 90%	CLTV 90.1% - 95%	CLTV 95.1% - 100%
0 - 559	28.93	0	71.07	0	0	0
560 - 599	2.99	15.62	55.72	25.67	0	0
600 - 619	18.72	9.45	28.26	38.8	0	4.77
620 - 659	9.05	12.46	23.16	53.25	0	2.07
660 - 699	8.78	16.26	23.46	45.79	0	5.71
700 - 739	10.69	3.68	40.46	42.78	2.39	0
740 or grea	11.4	10.94	21.18	56.48	0	0
Total:	**9.88**	**11.94**	**29**	**46.15**	**0.38**	**2.66**

Minimum FICO: 542
Maximum FICO: 800
WA FICO: 669

3. ARM Full Documentation

ARM Full Documentation	CLTV 0% - 60%	CLTV 60.1% - 70%	CLTV 70.1% - 80%	CLTV 80.1% - 90%	CLTV 90.1% - 95%	CLTV 95.1% - 100%
0 - 559	10.26	10.72	47.97	30.65	0.11	0.3
560 - 599	5.28	9.13	31.83	53.22	0.32	0.22
600 - 619	7.11	8.01	23.77	57.59	0	3.52
620 - 659	4.64	8.02	20.32	64.62	0.13	2.26
660 - 699	6.29	5.7	18.72	62.93	2.82	3.54
700 - 739	7.5	5.43	4.53	56.88	25.66	0
740 or grea	0	0	33.55	22.4	8.6	35.45
Total:	**7.32**	**9.14**	**34.01**	**47.65**	**0.62**	**1.26**

Minimum FICO: 500
Maximum FICO: 787
WA FICO: 582

4. ARM Non Full Documentation

ARM Non Full Documentation	CLTV 0% 60%	CLTV 60.1% - 70%	CLTV 70.1% - 80%	CLTV 80.1% - 90%	CLTV 90.1% - 95%	CLTV 95.1% - 100%
0 - 559	14.99	17.61	43.77	23.55	0.08	0
560 - 599	12.6	11.1	37.99	37.92	0.21	0.18
600 - 619	17.52	11.4	33.42	33.82	0	3.85
620 - 659	6.11	8.43	26.01	58.03	0	1.43
660 - 699	6.75	7.75	20.56	63.38	0	1.56
700 - 739	21.67	9.4	20.4	17.24	0	31.28
740 or grea	0	0	0	100	0	0
Total:	**12.38**	**13.07**	**36.59**	**37.05**	**0.09**	**0.83**

Minimum FICO: 500
Maximum FICO: 749
WA FICO: 577

5. IO Full Documentation

IO Full Documentation	CLTV 0% 60%	CLTV 60.1% - 70%	CLTV 70.1% - 80%	CLTV 80.1% - 90%	CLTV 90.1% - 95%	CLTV 95.1% - 100%
620 - 659	4.73	8.25	19.11	65.83	0	2.09
660 - 699	8.09	5.45	21.08	59.03	1.61	4.73
700 - 739	8.73	10.96	10.6	62.28	7.43	0
740 or grea	0	0	27.6	0	19.14	53.26
Total:	**5.85**	**7.47**	**19.36**	**62.89**	**1.07**	**3.37**

Minimum FICO: 620
Maximum FICO: 787
WA FICO: 653

6. IO Non Full Documentation

IO Non Full Documentation	CLTV 0% 60%	CLTV 60.1% - 70%	CLTV 70.1% - 80%	CLTV 80.1% - 90%	CLTV 90.1% - 95%	CLTV 95.1% - 100%
620 - 659	5.82	11.21	23.7	59.27	0	0
660 - 699	6.83	12.52	16.87	58.28	0	5.5
700 - 739	47.82	0	17.8	34.38	0	0
740 or grea	0	0	0	100	0	0
Total:	**6.59**	**11.34**	**21.43**	**59.05**	**0**	**1.59**

Minimum FICO: 620
Maximum FICO: 749
WA FICO: 648